Yae! Organics Inc



ANNUAL REPORT

12655 W Jefferson Blvd

Los Angeles, CA 90066

0

https://yaeorganics.com/

This Annual Report is dated April 26, 2022.

BUSINESS

Yae! Organics is a smart food company that sources, formulates, and packages juice powders and snacks. We provide functional supplements, snacks, and electronics to health-focused individuals that live an on-the-go lifestyle. Our products are produced using spray and freeze dry technologies which capture, and preserves the nutrients, of fresh juice. We in turn offer these powders as raw juice powders, lemonade powders, and snack bars. Our products save time, money, and reduce waste.We're dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

Yae! Organics originally began as a product under the company, Foy Foods Inc., which was set up by Lorenzo Holley originally as a diverse international food distributor & sales agency. Primarily to offer consumers healthy alternatives by distributing competitively priced, plant based brands, in urban areas. Through Foy Foods Lorenzo established relationships with major farmers, growers, manufacturers, distributors, and licensees. Foy Foods has since dissolved. As of February 2019, Yae! Organics operates as its own distinct entity, as a California corporation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $106,787.52

Number of Securities Sold: 228,860

Use of proceeds: General Business

Date: June 30, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,050,000

Use of proceeds: N/A

Date: June 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

$76,483 (2019) and $248,700 (2020)

Our revenues increased $172,217 (225%). We attribute the 225% increase to our targeted marketing strategy and increased advertising spend: $3,423.40 (2019) and $26,119.58 (2020).

We believe the 662% advertising spend increase our online conversion rate by (74%), online retention (24%), and total orders (127%). Based on our current Customer Acquisition Cost (CAC) we believe we'll increase revenues as we gradually increase our advertising budget. In 2020 we also established relationships with major retailers which we believe will precipitate long-term growth.

Cost of Goods Sold (COGS)

$11,845 (2019) and $165,560 (2020)

COGS increased 1297%. COGS are associated with the cost of Ingredients, Materials, Manufacturing, and Shipping of our products. We manufactured more products in 2020. Also amid COVID-19 supplier prices of ingredients, materials, and shipping increased dramatically. Due to an uncertain climate we stockpiled ingredients and supplies as a precautionary measure, which increased our COGS in the short term.

Gross Profits

$64,638 (2019) and $83,139 (2020)

2020 gross profit increased by $18,501 (22%). This improved performance was caused by an increase in higher sales volume in 2020.

Expenses

$7,727 (2019) and $85,447(2020)

Our operating expenses increased $77,720. The majority of the increase can be attributed to our Advertising and Marketing Spend which was $3,423 (2019) and $26,120 (2020). The 662% increase in advertising spend played a vital role in our top-line revenue. Additionally, our General and Administrative expenses increased $55,023. General and Administrative Expenses include Consultant Contractors, Rent, Supplies, Taxes, Insurance, and Bank Fees.

Historical results and cash flows:

We believe the information covered above and contained in our financial statements is indicative of the company's performance. However, we believe we have growth opportunities.

We're expecting our Cost of Goods Sold (COGS) to increase as we attempt to expand distribution into major retail stores. We are currently seeking to raise to accelerate our growth. Our distribution network is pivotal to growth in our industry. We define "major retailers" as chain retailers or big box stores. These are stores with 300-10,000 locations across the US. These stores achieve economies of scale by focusing on large sales volumes. Examples of these stores in our industry would be WholeFoods, CVS, Target, Walmart, BJs, Sam's Club Costco, and or Walgreens. It's imperative that we establish cash reserves to facilitate Purchase Orders from Major Retailers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $190,209.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shopify Working Capital

Amount Owed: $14,132.00

Interest Rate: 11.0%

Maturity Date: May 14, 2023

Creditor: Lorenzo and Robin Holley

Amount Owed: $97,052.00

Interest Rate: 0.0%

These notes have no terms or agreements in place.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Lorenzo Holley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder; CEO; Director

Dates of Service: February 21, 2019 - Present

Responsibilities: Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations. Lorenzo takes a monthly salary of $2000.

Other business experience in the past three years:

Employer: Nibor Resources

Title: Founder

Dates of Service: October 23, 2017 - Present

Responsibilities: Helped found company, but is not active in operations.

Other business experience in the past three years:

Employer: Know Box Ventures

Title: Principal

Dates of Service: January 01, 2016 - Present

Responsibilities: Developing concepts into products. Supporting inventors with product management, patent monetization, and IP monetization

Other business experience in the past three years:

Employer: Reagal Films LLC

Title: Sales Manager

Dates of Service: April 01, 2008 - Present

Responsibilities: Negotiating and licensing film content to domestic & international licensees and distributors. Increased annual gross sales by 40% annually. Implementing strategic goals for marketing campaigns. Leading a team of 10 creative and technical staff. Also successfully expanding the marketing reach of older content into emerging digital platforms. Lorenzo is a co-founder but is not actively working here. He still receives royalties from the films he produced.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lorenzo Holley

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 55.0

Title of class: Common Stock

Stockholder Name: Robin Holley

Amount and nature of Beneficial ownership: 2,550,000

Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: Lorenzo Holley

Relationship to Company: Director

Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.

Material Terms: No terms and agreements put in place.

Name of Entity: Robin Holley

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.

Material Terms: No terms and agreements put in place

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 431,451 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,378,112 outstanding.

Voting Rights

One share one vote.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Yae! Organics Inc

By   /s/ *Lorenzo Holley*

   Name: Yae! Organics Inc

   Title: Director

Exhibit A

FINANCIAL STATEMENTS

I, Lorenzo Holley, the CEO of Yae! Organics Inc , hereby certify that the financial statements of Yae! Organics Inc and notes thereto for the periods ending 12/2020 and 12/2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Yae! Organics has not yet filed its federal tax return for 2021.

For the year 2020 the amounts reported on our tax returns were total income of $ $248,699.75 ; taxable income of $2205.16 and total tax of $30.89.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/22/2022



______________ (Signature)

CEO (Title)

4/22/2022 (Date)

Yae! Organics Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Amazon Marketplace	5,225.30
Amazon Pay	15,338.73
Distributors Income	5,005.69
PayPal Sales	48,703.68
Sales of Product Income	53,664.59
Shopify Transfer	53,340.67
Stripe Sales	113,182.60
Total Income	**$294,461.26**
Cost of Goods Sold	
COGS - Development	30.00
COGS - Other	3,652.77
COGS - Shipping	12,236.07
COGS - Shipping Paypal	138.01
COGS - Snack Bar Development	2,085.00
COGS - Supplies & Materials	93,880.63
Cost of Goods Sold	56,032.77
Total Cost of Goods Sold	**$168,055.25**
GROSS PROFIT	**$126,406.01**
Expenses	
Advertising & Marketing	50,377.90
Bank Charges & FeesCredits	383.33
Contractors	6,528.96
Employee Benefits	900.00
Finance costs	0.00
Bank Charges & Fees	305.88
Currency Gain/Loss	3,939.77
Total Bank Charges & Fees	**4,245.65**
PayPal Fees	5,510.12
Total Finance costs	**9,755.77**
Insurance	713.60
General Liability	1,921.54
Total Insurance	**2,635.14**
Legal & Professional Services	3,050.00
Accounting Fees	4,675.00
Legal Fees	1,200.00
Total Legal & Professional Services	**8,925.00**
Office Expenses	76.70
Office Supplies & Software	5,446.20
Parking Expenses	4.00

Yae! Organics Inc

Profit and Loss

January - December 2021

	TOTAL
Postage & Shipping	60.00
Rent & Lease	10,914.50
Software Expenses	65.28
Taxes & Licenses	0.89
CA - Statement of Information (SOI)	30.00
Total Taxes & Licenses	**30.89**
Telephone	3,890.07
Travel	1,060.20
Transportation	33.48
Total Travel	**1,093.68**
Total Expenses	**$101,087.42**
NET OPERATING INCOME	**$25,318.59**
NET INCOME	**$25,318.59**

CERTIFICATION

I, Lorenzo Holley , Principal Executive Officer of Yae! Organics Inc , hereby certify that the financial statements of Yae! Organics Inc included in this Report are true and complete in all material respects.

Lorenzo Holley

Director